

Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Period Ended June 30, 2016

(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the period ended June 30, 2016

TABLE OF CONTENTS

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(unaudited)

For the periods ended June 30,
($ millions, except per share amounts)

	Notes	Three Months Ended 2016	2015	Six Months Ended 2016	2015
Revenues	1				
Gross Sales		**3,043**	3,779	**5,308**	6,944
Less: Royalties		**36**	53	**56**	77
		3,007	3,726	**5,252**	6,867
Expenses	1				
Purchased Product		**1,624**	1,908	**2,986**	3,640
Transportation and Blending		**438**	498	**888**	1,026
Operating		**392**	426	**843**	903
Production and Mineral Taxes		**3**	6	**5**	11
(Gain) Loss on Risk Management	17	**291**	105	**275**	99
Depreciation, Depletion and Amortization	6,10	**368**	483	**910**	982
Exploration Expense	6,9	**-**	21	**1**	21
General and Administrative		**94**	77	**154**	148
Finance Costs	3	**122**	116	**246**	237
Interest Income		**(7)**	(3)	**(18)**	(14)
Foreign Exchange (Gain) Loss, Net	4	**20**	(100)	**(383)**	415
Research Costs		**7**	7	**25**	14
(Gain) Loss on Divestiture of Assets	5	**1**	-	**1**	(16)
Other (Income) Loss, Net		**2**	2	**2**	2
Earnings (Loss) Before Income Tax		**(348)**	180	**(683)**	(601)
Income Tax Expense (Recovery)	7	**(81)**	54	**(298)**	(59)
Net Earnings (Loss)		**(267)**	126	**(385)**	(542)
Net Earnings (Loss) Per Share ($)	8				
Basic and Diluted		**(0.32)**	0.15	**(0.46)**	(0.67)

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)

For the periods ended June 30,
($ millions)

	Three Months Ended 2016	2015	Six Months Ended 2016	2015
Net Earnings (Loss)	**(267)**	126	**(385)**	(542)
Other Comprehensive Income (Loss), Net of Tax				
Items That Will Not be Reclassified to Profit or Loss:				
Actuarial Gain (Loss) Relating to Pension and Other Post-Retirement Benefits	**(8)**	10	**(12)**	9
Items That May be Reclassified to Profit or Loss:				
Change in Value of Available for Sale Financial Assets	**(1)**	-	**(4)**	-
Foreign Currency Translation Adjustment	**16**	(54)	**(240)**	218
Total Other Comprehensive Income (Loss), Net of Tax	**7**	(44)	**(256)**	227
Comprehensive Income (Loss)	**(260)**	82	**(641)**	(315)

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED BALANCE SHEETS (unaudited)

As at
($ millions)

	Notes	June 30, 2016	December 31, 2015
Assets			
Current Assets			
Cash and Cash Equivalents		**3,780**	4,105
Accounts Receivable and Accrued Revenues		**1,419**	1,251
Income Tax Receivable		**6**	6
Inventories		**988**	810
Risk Management	17,18	**37**	301
Current Assets		**6,230**	6,473
Exploration and Evaluation Assets	1,9	**1,624**	1,575
Property, Plant and Equipment, Net	1,10	**16,518**	17,335
Income Tax Receivable		**-**	90
Other Assets		**100**	76
Goodwill	1	**242**	242
Total Assets		**24,714**	25,791
Liabilities and Shareholders' Equity			
Current Liabilities			
Accounts Payable and Accrued Liabilities		**1,927**	1,702
Income Tax Payable		**125**	133
Risk Management	17,18	**103**	23
Current Liabilities		**2,155**	1,858
Long-Term Debt	11	**6,132**	6,525
Risk Management	17,18	**109**	7
Decommissioning Liabilities	12	**1,927**	2,052
Other Liabilities		**185**	142
Deferred Income Taxes		**2,529**	2,816
Total Liabilities		**13,037**	13,400
Shareholders' Equity		**11,677**	12,391
Total Liabilities and Shareholders' Equity		**24,714**	25,791

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(unaudited)
($ millions)

	Share Capital	Paid in Surplus	Retained Earnings	AOCI [1]	Total
	(Note 13)			(Note 14)	
As at December 31, 2014	3,889	4,291	1,599	407	10,186
Net Earnings (Loss)	-	-	(542)	-	(542)
Other Comprehensive Income (Loss)	-	-	-	227	227
Total Comprehensive Income (Loss)	-	-	(542)	227	(315)
Common Shares Issued for Cash	1,463	-	-	-	1,463
Common Shares Issued Pursuant to Dividend Reinvestment Plan	182	-	-	-	182
Stock-Based Compensation Expense	-	24	-	-	24
Dividends on Common Shares	-	-	(445)	-	(445)
As at June 30, 2015	5,534	4,315	612	634	11,095
As at December 31, 2015	5,534	4,330	1,507	1,020	12,391
Net Earnings (Loss)	-	-	(385)	-	(385)
Other Comprehensive Income (Loss)	-	-	-	(256)	(256)
Total Comprehensive Income (Loss)	-	-	(385)	(256)	(641)
Stock-Based Compensation Expense	-	10	-	-	10
Dividends on Common Shares	-	-	(83)	-	(83)
As at June 30, 2016	**5,534**	**4,340**	**1,039**	**764**	**11,677**

[1] *Accumulated Other Comprehensive Income (Loss).*

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the periods ended June 30,
($ millions)

	Notes	Three Months Ended		Six Months Ended	
		2016	2015	**2016**	2015
Operating Activities					
Net Earnings (Loss)		**(267)**	126	**(385)**	(542)
Depreciation, Depletion and Amortization	6,10	**368**	483	**910**	982
Exploration Expense	6,9	**-**	21	**1**	21
Deferred Income Taxes	7	**(52)**	(261)	**(242)**	(288)
Unrealized (Gain) Loss on Risk Management	17	**284**	151	**433**	296
Unrealized Foreign Exchange (Gain) Loss	4	**18**	(102)	**(391)**	421
(Gain) Loss on Divestiture of Assets	5	**1**	-	**1**	(16)
Unwinding of Discount on Decommissioning Liabilities	3,12	**32**	31	**64**	62
Other		**56**	28	**75**	36
Net Change in Other Assets and Liabilities		**(17)**	(14)	**(46)**	(68)
Net Change in Non-Cash Working Capital		**(218)**	(128)	**(33)**	(294)
Cash From Operating Activities		**205**	335	**387**	610
Investing Activities					
Capital Expenditures – Exploration and Evaluation Assets	9	**(19)**	(20)	**(53)**	(94)
Capital Expenditures – Property, Plant and Equipment	10	**(225)**	(337)	**(514)**	(792)
Proceeds From Divestiture of Assets	5	**-**	-	**-**	16
Net Change in Investments and Other		**(1)**	(2)	**-**	-
Net Change in Non-Cash Working Capital		**(25)**	(65)	**(72)**	(197)
Cash From (Used in) Investing Activities		**(270)**	(424)	**(639)**	(1,067)
Net Cash Provided (Used) Before Financing Activities		**(65)**	(89)	**(252)**	(457)
Financing Activities					
Net Issuance (Repayment) of Short-Term Borrowings		**-**	-	**-**	(19)
Common Shares Issued, Net of Issuance Costs		**-**	-	**-**	1,449
Dividends Paid on Common Shares	8	**(42)**	(125)	**(83)**	(263)
Other		**(1)**	(1)	**(1)**	(1)
Cash From (Used in) Financing Activities		**(43)**	(126)	**(84)**	1,166
Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		**5**	1	**11**	(2)
Increase (Decrease) in Cash and Cash Equivalents		**(103)**	(214)	**(325)**	707
Cash and Cash Equivalents, Beginning of Period		**3,883**	1,804	**4,105**	883
Cash and Cash Equivalents, End of Period		**3,780**	1,590	**3,780**	1,590

See accompanying Notes to Consolidated Financial Statements (unaudited).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2016

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. and its subsidiaries, (together "Cenovus" or the "Company") are in the business of developing, producing and marketing crude oil, natural gas liquids ("NGLs") and natural gas in Canada with marketing activities and refining operations in the United States ("U.S.").

Cenovus is incorporated under the *Canada Business Corporations Act* and its shares are listed on the Toronto ("TSX") and New York ("NYSE") stock exchanges. The executive and registered office is located at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada, T2G 1A6. Information on the Company's basis of preparation for these interim Consolidated Financial Statements is found in Note 2.

Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus's chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating cash flow. The Company's reportable segments are:

- **Oil Sands,** which includes the development and production of bitumen and natural gas in northeast Alberta. Cenovus's bitumen assets include Foster Creek, Christina Lake and Narrows Lake as well as projects in the early stages of development, such as Grand Rapids and Telephone Lake. Certain of the Company's operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, are jointly owned with ConocoPhillips, an unrelated U.S. public company.

- **Conventional,** which includes the development and production of conventional crude oil, NGLs and natural gas in Alberta and Saskatchewan, including the heavy oil assets at Pelican Lake, the carbon dioxide enhanced oil recovery project at Weyburn and emerging tight oil opportunities.

- **Refining and Marketing,** which is responsible for transporting, selling and refining crude oil into petroleum and chemical products. Cenovus jointly owns two refineries in the U.S. with the operator Phillips 66, an unrelated U.S. public company. In addition, Cenovus owns and operates a crude-by-rail terminal in Alberta. This segment coordinates Cenovus's marketing and transportation initiatives to optimize product mix, delivery points, transportation commitments and customer diversification. The marketing of crude oil and natural gas sourced from Canada, including physical product sales that settle in the U.S., is considered to be undertaken by a Canadian business. U.S. sourced crude oil and natural gas purchases and sales are attributed to the U.S.

- **Corporate and Eliminations,** which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative, financing activities and research costs. As financial instruments are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues, and purchased product between segments, recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventory. The Corporate and Eliminations segment is attributed to Canada, with the exception of unrealized risk management gains and losses, which have been attributed to the country in which the transacting entity resides.

Employee stock-based compensation costs previously included in operating expense have been reclassified to general and administrative expense to conform to the presentation adopted for the year ended December 31, 2015. As a result, for the three and six months ended June 30, 2015, an expense of $4 million and $3 million, respectively, were reclassified.

The following tabular financial information presents the segmented information first by segment, then by product and geographic location.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2016

A) Results of Operations – Segment and Operational Information

	Oil Sands		Conventional		Refining and Marketing	
For the three months ended June 30,	2016	2015	2016	2015	2016	2015
Revenues						
Gross Sales	709	891	294	519	2,129	2,437
Less: Royalties	3	16	33	37	-	-
	706	875	261	482	2,129	2,437
Expenses						
Purchased Product	-	-	-	-	1,712	1,976
Transportation and Blending	395	436	45	62	-	-
Operating	104	126	107	142	182	160
Production and Mineral Taxes	-	-	3	6	-	-
(Gain) Loss on Risk Management	(24)	(18)	(11)	(29)	42	1
Operating Cash Flow	231	331	117	301	193	300
Depreciation, Depletion and Amortization	156	158	143	259	50	45
Exploration Expense	-	-	-	21	-	-
Segment Income (Loss)	75	173	(26)	21	143	255

	Corporate and Eliminations		Consolidated	
For the three months ended June 30,	2016	2015	2016	2015
Revenues				
Gross Sales	(89)	(68)	3,043	3,779
Less: Royalties	-	-	36	53
	(89)	(68)	3,007	3,726
Expenses				
Purchased Product	(88)	(68)	1,624	1,908
Transportation and Blending	(2)	-	438	498
Operating	(1)	(2)	392	426
Production and Mineral Taxes	-	-	3	6
(Gain) Loss on Risk Management	284	151	291	105
Depreciation, Depletion and Amortization	19	21	368	483
Exploration Expense	-	-	-	21
Segment Income (Loss)	(301)	(170)	(109)	279
General and Administrative	94	77	94	77
Finance Costs	122	116	122	116
Interest Income	(7)	(3)	(7)	(3)
Foreign Exchange (Gain) Loss, Net	20	(100)	20	(100)
Research Costs	7	7	7	7
(Gain) Loss on Divestiture of Assets	1	-	1	-
Other (Income) Loss, Net	2	2	2	2
	239	99	239	99
Earnings (Loss) Before Income Tax			(348)	180
Income Tax Expense (Recovery)			(81)	54
Net Earnings (Loss)			(267)	126

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2016

B) Financial Results by Upstream Product

Crude Oil [1]

For the three months ended June 30,	Oil Sands 2016	Oil Sands 2015	Conventional 2016	Conventional 2015	Total 2016	Total 2015
Revenues						
Gross Sales	707	884	239	406	946	1,290
Less: Royalties	3	16	31	36	34	52
	704	868	208	370	912	1,238
Expenses						
Transportation and Blending	395	435	40	58	435	493
Operating	101	121	70	98	171	219
Production and Mineral Taxes	-	-	3	5	3	5
(Gain) Loss on Risk Management	(24)	(17)	(11)	(14)	(35)	(31)
Operating Cash Flow	232	329	106	223	338	552

[1] Includes NGLs.

Natural Gas

For the three months ended June 30,	Oil Sands 2016	Oil Sands 2015	Conventional 2016	Conventional 2015	Total 2016	Total 2015
Revenues						
Gross Sales	2	5	53	111	55	116
Less: Royalties	-	-	2	1	2	1
	2	5	51	110	53	115
Expenses						
Transportation and Blending	-	1	5	4	5	5
Operating	2	4	36	43	38	47
Production and Mineral Taxes	-	-	-	1	-	1
(Gain) Loss on Risk Management	-	(1)	-	(15)	-	(16)
Operating Cash Flow	-	1	10	77	10	78

Other

For the three months ended June 30,	Oil Sands 2016	Oil Sands 2015	Conventional 2016	Conventional 2015	Total 2016	Total 2015
Revenues						
Gross Sales	-	2	2	2	2	4
Less: Royalties	-	-	-	-	-	-
	-	2	2	2	2	4
Expenses						
Transportation and Blending	-	-	-	-	-	-
Operating	1	1	1	1	2	2
Production and Mineral Taxes	-	-	-	-	-	-
(Gain) Loss on Risk Management	-	-	-	-	-	-
Operating Cash Flow	(1)	1	1	1	-	2

Total Upstream

For the three months ended June 30,	Oil Sands 2016	Oil Sands 2015	Conventional 2016	Conventional 2015	Total 2016	Total 2015
Revenues						
Gross Sales	709	891	294	519	1,003	1,410
Less: Royalties	3	16	33	37	36	53
	706	875	261	482	967	1,357
Expenses						
Transportation and Blending	395	436	45	62	440	498
Operating	104	126	107	142	211	268
Production and Mineral Taxes	-	-	3	6	3	6
(Gain) Loss on Risk Management	(24)	(18)	(11)	(29)	(35)	(47)
Operating Cash Flow	231	331	117	301	348	632

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2016

C) Geographic Information

For the three months ended June 30,	Canada 2016	Canada 2015	United States 2016	United States 2015	Consolidated 2016	Consolidated 2015
Revenues						
Gross Sales	1,439	1,867	1,604	1,912	3,043	3,779
Less: Royalties	36	53	-	-	36	53
	1,403	1,814	1,604	1,912	3,007	3,726
Expenses						
Purchased Product	36	444	1,588	1,464	1,624	1,908
Transportation and Blending	438	498	-	-	438	498
Operating	224	274	168	152	392	426
Production and Mineral Taxes	3	6	-	-	3	6
(Gain) Loss on Risk Management	292	100	(1)	5	291	105
Depreciation, Depletion and Amortization	319	438	49	45	368	483
Exploration Expense	-	21	-	-	-	21
Segment Income (Loss)	**91**	33	**(200)**	246	**(109)**	279

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2016

D) Results of Operations – Segment and Operational Information

For the six months ended June 30,	Oil Sands 2016	2015	Conventional 2016	2015	Refining and Marketing 2016	2015
Revenues						
Gross Sales	1,179	1,623	568	962	3,717	4,533
Less: Royalties	3	19	53	58	-	-
	1,176	1,604	515	904	3,717	4,533
Expenses						
Purchased Product	-	-	-	-	3,140	3,814
Transportation and Blending	799	906	92	120	-	-
Operating	231	270	229	300	385	337
Production and Mineral Taxes	-	-	5	11	-	-
(Gain) Loss on Risk Management	(130)	(108)	(50)	(76)	22	(13)
Operating Cash Flow	276	536	239	549	170	395
Depreciation, Depletion and Amortization	304	328	465	521	105	91
Exploration Expense	1	-	-	21	-	-
Segment Income (Loss)	(29)	208	(226)	7	65	304

For the six months ended June 30,	Corporate and Eliminations 2016	2015	Consolidated 2016	2015
Revenues				
Gross Sales	(156)	(174)	5,308	6,944
Less: Royalties	-	-	56	77
	(156)	(174)	5,252	6,867
Expenses				
Purchased Product	(154)	(174)	2,986	3,640
Transportation and Blending	(3)	-	888	1,026
Operating	(2)	(4)	843	903
Production and Mineral Taxes	-	-	5	11
(Gain) Loss on Risk Management	433	296	275	99
Depreciation, Depletion and Amortization	36	42	910	982
Exploration Expense	-	-	1	21
Segment Income (Loss)	(466)	(334)	(656)	185
General and Administrative	154	148	154	148
Finance Costs	246	237	246	237
Interest Income	(18)	(14)	(18)	(14)
Foreign Exchange (Gain) Loss, Net	(383)	415	(383)	415
Research Costs	25	14	25	14
(Gain) Loss on Divestiture of Assets	1	(16)	1	(16)
Other (Income) Loss, Net	2	2	2	2
	27	786	27	786
Earnings (Loss) Before Income Tax			(683)	(601)
Income Tax Expense (Recovery)			(298)	(59)
Net Earnings (Loss)			(385)	(542)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2016

E) Financial Results by Upstream Product

Crude Oil [1]

For the six months ended June 30,	Oil Sands 2016	Oil Sands 2015	Conventional 2016	Conventional 2015	Total 2016	Total 2015
Revenues						
Gross Sales	1,172	1,607	428	721	1,600	2,328
Less: Royalties	3	19	48	55	51	74
	1,169	1,588	380	666	1,549	2,254
Expenses						
Transportation and Blending	799	905	84	111	883	1,016
Operating	223	260	148	208	371	468
Production and Mineral Taxes	-	-	5	10	5	10
(Gain) Loss on Risk Management	(130)	(106)	(51)	(51)	(181)	(157)
Operating Cash Flow	277	529	194	388	471	917

[1] Includes NGLs.

Natural Gas

For the six months ended June 30,	Oil Sands 2016	Oil Sands 2015	Conventional 2016	Conventional 2015	Total 2016	Total 2015
Revenues						
Gross Sales	6	11	135	233	141	244
Less: Royalties	-	-	5	3	5	3
	6	11	130	230	136	241
Expenses						
Transportation and Blending	-	1	8	9	8	10
Operating	5	8	78	90	83	98
Production and Mineral Taxes	-	-	-	1	-	1
(Gain) Loss on Risk Management	-	(2)	1	(25)	1	(27)
Operating Cash Flow	1	4	43	155	44	159

Other

For the six months ended June 30,	Oil Sands 2016	Oil Sands 2015	Conventional 2016	Conventional 2015	Total 2016	Total 2015
Revenues						
Gross Sales	1	5	5	8	6	13
Less: Royalties	-	-	-	-	-	-
	1	5	5	8	6	13
Expenses						
Transportation and Blending	-	-	-	-	-	-
Operating	3	2	3	2	6	4
Production and Mineral Taxes	-	-	-	-	-	-
(Gain) Loss on Risk Management	-	-	-	-	-	-
Operating Cash Flow	(2)	3	2	6	-	9

Total Upstream

For the six months ended June 30,	Oil Sands 2016	Oil Sands 2015	Conventional 2016	Conventional 2015	Total 2016	Total 2015
Revenues						
Gross Sales	1,179	1,623	568	962	1,747	2,585
Less: Royalties	3	19	53	58	56	77
	1,176	1,604	515	904	1,691	2,508
Expenses						
Transportation and Blending	799	906	92	120	891	1,026
Operating	231	270	229	300	460	570
Production and Mineral Taxes	-	-	5	11	5	11
(Gain) Loss on Risk Management	(130)	(108)	(50)	(76)	(180)	(184)
Operating Cash Flow	276	536	239	549	515	1,085

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2016

F) Geographic Information

	Canada		United States		Consolidated	
For the six months ended June 30,	**2016**	2015	**2016**	2015	**2016**	2015
Revenues						
Gross Sales	**2,573**	3,492	**2,735**	3,452	**5,308**	6,944
Less: Royalties	**56**	77	**-**	-	**56**	77
	2,517	3,415	**2,735**	3,452	**5,252**	6,867
Expenses						
Purchased Product	**409**	876	**2,577**	2,764	**2,986**	3,640
Transportation and Blending	**888**	1,026	**-**	-	**888**	1,026
Operating	**488**	581	**355**	322	**843**	903
Production and Mineral Taxes	**5**	11	**-**	-	**5**	11
(Gain) Loss on Risk Management	**275**	99	**-**	-	**275**	99
Depreciation, Depletion and Amortization	**807**	891	**103**	91	**910**	982
Exploration Expense	**1**	21	**-**	-	**1**	21
Segment Income (Loss)	**(356)**	(90)	**(300)**	275	**(656)**	185

G) Exploration and Evaluation Assets, Property, Plant and Equipment, Goodwill and Total Assets

By Segment

	E&E [1]		PP&E [2]	
As at	**June 30, 2016**	December 31, 2015	**June 30, 2016**	December 31, 2015
Oil Sands	**1,608**	1,560	**8,900**	8,907
Conventional	**16**	15	**3,199**	3,720
Refining and Marketing	**-**	-	**4,129**	4,398
Corporate and Eliminations	**-**	-	**290**	310
Consolidated	**1,624**	1,575	**16,518**	17,335

	Goodwill		Total Assets	
As at	**June 30, 2016**	December 31, 2015	**June 30, 2016**	December 31, 2015
Oil Sands	**242**	242	**11,220**	11,069
Conventional	**-**	-	**3,315**	3,830
Refining and Marketing	**-**	-	**5,913**	5,844
Corporate and Eliminations	**-**	-	**4,266**	5,048
Consolidated	**242**	242	**24,714**	25,791

(1) Exploration and Evaluation ("E&E") assets.
(2) Property, Plant and Equipment ("PP&E").

By Geographic Region

	E&E		PP&E	
As at	**June 30, 2016**	December 31, 2015	**June 30, 2016**	December 31, 2015
Canada	**1,624**	1,575	**12,482**	13,028
United States	**-**	-	**4,036**	4,307
Consolidated	**1,624**	1,575	**16,518**	17,335

	Goodwill		Total Assets	
As at	**June 30, 2016**	December 31, 2015	**June 30, 2016**	December 31, 2015
Canada	**242**	242	**19,272**	20,627
United States	**-**	-	**5,442**	5,164
Consolidated	**242**	242	**24,714**	25,791

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2016

H) Capital Expenditures [1]

| | Three Months Ended | | Six Months Ended | |
For the periods ended June 30,	**2016**	2015	**2016**	2015
Capital				
Oil Sands	**139**	260	**366**	674
Conventional	**34**	36	**73**	102
Refining and Marketing	**53**	48	**105**	92
Corporate	**10**	13	**15**	18
	236	357	**559**	886
Acquisition Capital				
Oil Sands	**11**	-	**11**	-
	247	357	**570**	886

[1]   *Includes expenditures on PP&E and E&E.*

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standard 34, "*Interim Financial Reporting*" ("IAS 34"), and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2015, except for income taxes. Income taxes on earnings or loss in the interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss. Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2015, which have been prepared in accordance with IFRS as issued by the IASB.

These interim Consolidated Financial Statements of Cenovus were approved by the Audit Committee effective July 27, 2016.

3. FINANCE COSTS

| | Three Months Ended | | Six Months Ended | |
For the periods ended June 30,	**2016**	2015	**2016**	2015
Interest Expense – Short-Term Borrowings and Long-Term Debt	**83**	79	**171**	159
Unwinding of Discount on Decommissioning Liabilities (Note 12)	**32**	31	**64**	62
Other	**7**	6	**11**	16
	122	116	**246**	237

4. FOREIGN EXCHANGE (GAIN) LOSS, NET

| | Three Months Ended | | Six Months Ended | |
For the periods ended June 30,	**2016**	2015	**2016**	2015
Unrealized Foreign Exchange (Gain) Loss on Translation of:				
U.S. Dollar Debt Issued From Canada	**18**	(99)	**(395)**	415
Other	**-**	(3)	**4**	6
Unrealized Foreign Exchange (Gain) Loss	**18**	(102)	**(391)**	421
Realized Foreign Exchange (Gain) Loss	**2**	2	**8**	(6)
	20	(100)	**(383)**	415

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2016

5. DIVESTITURES

In the first quarter of 2015, the Company divested an office building, recording a gain of $16 million.

6. IMPAIRMENTS

A) Cash-Generating Unit ("CGU") Impairments

As at June 30, 2016, there were no indicators of impairment.

2016 Impairments

As at March 31, 2016, the Company determined that the carrying amount of the Northern Alberta CGU exceeded its recoverable amount, resulting in an impairment loss of $170 million. The impairment was recorded as additional depreciation, depletion and amortization ("DD&A") in the Conventional segment. The Northern Alberta CGU includes the Pelican Lake and Elk Point producing assets and other emerging assets in the exploration and evaluation stage. Future cash flows for the Northern Alberta CGU declined due to lower forward crude oil prices.

The recoverable amount was determined using fair value less costs of disposal. The fair value for producing properties was calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates, consistent with Cenovus's independent qualified reserves evaluators (Level 3). Future cash flows were estimated using a two percent inflation rate and discounted using a rate of 10 percent. As at March 31, 2016, the recoverable amount of the Northern Alberta CGU was estimated to be approximately $1.3 billion.

For the purpose of impairment testing, goodwill is allocated to the CGU to which it relates. There were no impairments of goodwill for the six months ended June 30, 2016.

Key Assumptions

As at March 31, 2016, the recoverable amounts of Cenovus's upstream CGUs were determined based on fair value less costs of disposal or an evaluation of comparable asset transactions. Key assumptions in the determination of future cash flows from reserves include crude oil and natural gas prices, costs to develop and the discount rate. All reserves have been evaluated as at December 31, 2015 by independent qualified reserves evaluators.

Crude Oil and Natural Gas Prices

The forward prices as at March 31, 2016, used to determine future cash flows from crude oil and natural gas reserves are:

	Remainder of 2016	2017	2018	2019	2020	Average Annual % Change to 2026
WTI (US$/barrel) [1]	45.00	51.00	59.80	66.30	70.40	3.9%
WCS (C$/barrel) [2]	43.40	50.10	57.00	63.60	65.50	4.0%
AECO (C$/Mcf) [3] [4]	2.10	3.00	3.35	3.65	3.75	3.7%

[1] *West Texas Intermediate ("WTI") crude oil.*
[2] *Western Canadian Select ("WCS") crude oil blend.*
[3] *Alberta Energy Company ("AECO") natural gas.*
[4] *Assumes gas heating value of one million British Thermal Units per thousand cubic feet.*

Discount and Inflation Rates

Evaluations of discounted future cash flows are initiated using the discount rate of 10 percent and inflation is estimated at two percent, which is common industry practice and used by Cenovus's independent qualified reserves evaluators in preparing their reserves reports. Based on the individual characteristics of the asset, other economic and operating factors are also considered, which may increase or decrease the implied discount rate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2016

Sensitivities

As at March 31, 2016, changes to the assumed discount rate or forward price estimates over the life of the reserves independently would have the following impact on the 2016 impairment of the Northern Alberta CGU:

	One Percent Increase in the Discount Rate	Five Percent Decrease in the Forward Price Estimates
Increase to Impairment of PP&E	159	320

2015 Impairments

There were no CGU or goodwill impairments for the six months ended June 30, 2015.

B) Asset Impairments

There were no asset impairments for the six months ended June 30, 2016.

For the six months ended June 30, 2015, $21 million of previously capitalized E&E costs related to exploration assets within the Saskatchewan CGU were deemed not to be technically feasible and commercially viable, and were recorded as exploration expense in the Conventional segment.

7. INCOME TAXES

The provision for income taxes is:

	Three Months Ended		Six Months Ended	
For the periods ended June 30,	2016	2015	2016	2015
Current Tax				
Canada	(30)	321	(57)	235
United States	1	(6)	1	(6)
Total Current Tax Expense (Recovery)	(29)	315	(56)	229
Deferred Tax Expense (Recovery)	(52)	(261)	(242)	(288)
	(81)	54	(298)	(59)

The following table reconciles income taxes calculated at the Canadian statutory rate with the recorded income taxes:

	Six Months Ended	
For the periods ended June 30,	2016	2015
Earnings (Loss) Before Income Tax	(683)	(601)
Canadian Statutory Rate	27.0%	26.1%
Expected Income Tax (Recovery)	(184)	(157)
Effect of Taxes Resulting From:		
Foreign Tax Rate Differential	(23)	4
Non-Deductible Stock-Based Compensation	5	5
Non-Taxable Capital (Gains) Losses	(53)	56
Unrecognized Capital (Gains) Losses Arising From Unrealized Foreign Exchange	(53)	56
Adjustments Arising From Prior Year Tax Filings	-	(11)
Recognition of Capital Losses	-	(149)
Change in Statutory Rate	-	168
Other	10	(31)
Total Tax (Recovery)	(298)	(59)
Effective Tax Rate	43.6%	9.8%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2016

8. PER SHARE AMOUNTS

A) Net Earnings (Loss) Per Share

For the periods ended June 30,	Three Months Ended 2016	2015	Six Months Ended 2016	2015
Net Earnings (Loss) – Basic and Diluted ($ millions)	(267)	126	(385)	(542)
Weighted Average Number of Shares – Basic and Diluted (millions)	833.3	828.6	833.3	803.9
Net Earnings (Loss) Per Share – Basic and Diluted ($)	(0.32)	0.15	(0.46)	(0.67)

B) Dividends Per Share

For the six months ended June 30, 2016, the Company paid dividends of $83 million or $0.10 per share, all of which was paid in cash (six months ended June 30, 2015 – $445 million or $0.5324 per share, including cash dividends of $263 million).

9. EXPLORATION AND EVALUATION ASSETS

	Total
As at December 31, 2015	1,575
Additions	53
Exploration Expense	(1)
Change in Decommissioning Liabilities	(3)
As at June 30, 2016	1,624

10. PROPERTY, PLANT AND EQUIPMENT, NET

	Upstream Assets Development & Production	Other Upstream	Refining Equipment	Other [1]	Total
COST					
As at December 31, 2015	31,481	331	5,206	1,037	38,055
Additions	398	-	100	19	517
Change in Decommissioning Liabilities	(144)	-	(11)	(1)	(156)
Exchange Rate Movements and Other	(16)	-	(313)	1	(328)
As at June 30, 2016	31,719	331	4,982	1,056	38,088
ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION					
As at December 31, 2015	18,908	277	896	639	20,720
Depreciation, Depletion and Amortization	580	19	103	34	736
Impairment Losses (Note 6)	170	-	-	4	174
Exchange Rate Movements and Other	(3)	-	(57)	-	(60)
As at June 30, 2016	19,655	296	942	677	21,570
CARRYING VALUE					
As at December 31, 2015	12,573	54	4,310	398	17,335
As at June 30, 2016	12,064	35	4,040	379	16,518

[1] Includes crude-by-rail terminal, office furniture, fixtures, leasehold improvements, information technology and aircraft.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2016

11. LONG-TERM DEBT

As at	US$ Principal	June 30, 2016	December 31, 2015
Revolving Term Debt [1]	-	-	-
U.S. Dollar Denominated Unsecured Notes	4,750	6,179	6,574
Total Debt Principal		**6,179**	6,574
Debt Discounts and Transaction Costs		**(47)**	(49)
		6,132	6,525

(1)   Revolving term debt may include bankers' acceptances, LIBOR loans, prime rate loans and U.S. base rate loans.

On February 24, 2016, Cenovus filed a base shelf prospectus. The base shelf prospectus allows the Company to offer, from time to time, up to US$5.0 billion, or the equivalent in other currencies, of debt securities, common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units in Canada, the U.S. and elsewhere where permitted by law. The base shelf prospectus will expire in March 2018 and replaced the Company's US$2.0 billion base debt shelf prospectus. In addition, the Company had a $1.5 billion Canadian base debt shelf prospectus that expired on July 25, 2016. As at June 30, 2016, there have been no securities issued under the US$5.0 billion base shelf prospectus.

Effective April 22, 2016, the Company extended the maturity date of the $1.0 billion tranche of the committed credit facility from November 30, 2017 to April 30, 2019. As at June 30, 2016, Cenovus had $4.0 billion available on its committed credit facility.

As at June 30, 2016, the Company is in compliance with all of the terms of its debt agreements.

12. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of upstream crude oil and natural gas assets, refining facilities and the crude-by-rail terminal. The aggregate carrying amount of the obligation is:

	Total
As at December 31, 2015	**2,052**
Liabilities Incurred	**3**
Liabilities Settled	**(29)**
Change in Estimated Future Cash Flows	**(1)**
Change in Discount Rate	**(161)**
Unwinding of Discount on Decommissioning Liabilities	**64**
Foreign Currency Translation	**(1)**
As at June 30, 2016	**1,927**

The undiscounted amount of estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 7.0 percent as at June 30, 2016 (December 31, 2015 – 6.4 percent).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2016

13. SHARE CAPITAL

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company's Board of Directors prior to issuance and subject to the Company's articles.

B) Issued and Outstanding

	June 30, 2016	
As at	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year and End of Period	833,290	5,534

There were no preferred shares outstanding as at June 30, 2016 (December 31, 2015 – nil).

As at June 30, 2016, there were 11 million (December 31, 2015 – 12 million) common shares available for future issuance under the stock option plan.

14. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Defined Benefit Plan	Foreign Currency Translation	Available for Sale Financial Assets	Total
As at December 31, 2015	(10)	1,014	16	1,020
Other Comprehensive Income (Loss), Before Tax	(17)	(240)	(5)	(262)
Income Tax	5	-	1	6
As at June 30, 2016	**(22)**	**774**	**12**	**764**

	Defined Benefit Plan	Foreign Currency Translation	Available for Sale Financial Assets	Total
As at December 31, 2014	(30)	427	10	407
Other Comprehensive Income (Loss), Before Tax	11	218	-	229
Income Tax	(2)	-	-	(2)
As at June 30, 2015	(21)	645	10	634

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2016

15. STOCK-BASED COMPENSATION PLANS

Cenovus has a number of stock-based compensation plans which include stock options with associated net settlement rights ("NSRs"), stock options with associated tandem stock appreciation rights ("TSARs"), performance share units ("PSUs"), restricted share units ("RSUs") and deferred share units ("DSUs"). The following table summarizes information related to Cenovus's stock-based compensation plans:

As at June 30, 2016	Units Outstanding (thousands)	Units Exercisable (thousands)
NSRs	43,261	30,808
TSARs	3,479	3,479
PSUs	6,234	-
RSUs	3,843	-
DSUs	1,581	1,581

For the six months ended June 30, 2016	Units Granted (thousands)	Units Vested and Paid Out (thousands)
NSRs	3,595	-
PSUs	2,308	979
RSUs	1,682	32
DSUs	90	5

The weighted average exercise price of NSRs and TSARs as at June 30, 2016 was $30.61 and $26.67, respectively.

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

For the periods ended June 30,	Three Months Ended 2016	2015	Six Months Ended 2016	2015
NSRs	4	3	8	14
TSARs	-	-	-	(3)
PSUs	8	9	-	(7)
RSUs	2	-	5	3
DSUs	3	(1)	2	(3)
Stock-Based Compensation Expense	**17**	11	**15**	4
Stock-Based Compensation Costs Capitalized	**5**	5	**4**	2
Total Stock-Based Compensation	**22**	16	**19**	6

16. CAPITAL STRUCTURE

Cenovus's capital structure objectives and targets have remained unchanged from previous periods. Cenovus's capital structure consists of Shareholders' Equity plus Debt. Debt is defined as short-term borrowings, and the current and long-term portions of long-term debt. Net debt includes the Company's short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents. Cenovus's objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company's financial obligations as they come due.

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes and DD&A ("Adjusted EBITDA"). These metrics are used to steward Cenovus's overall debt position as measures of Cenovus's overall financial strength.

Over the long term, Cenovus targets a Debt to Capitalization ratio of between 30 and 40 percent and a Debt to Adjusted EBITDA ratio of between 1.0 and 2.0 times. At different points within the economic cycle, Cenovus expects these ratios may periodically be outside of the target range.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2016

A) Debt to Capitalization and Net Debt to Capitalization

As at	June 30, 2016	December 31, 2015
Debt	6,132	6,525
Add (Deduct):		
Cash and Cash Equivalents	(3,780)	(4,105)
Net Debt	2,352	2,420
Debt	6,132	6,525
Shareholders' Equity	11,677	12,391
	17,809	18,916
Debt to Capitalization	34%	34%
Net Debt	2,352	2,420
Shareholders' Equity	11,677	12,391
	14,029	14,811
Net Debt to Capitalization	17%	16%

B) Debt to Adjusted EBITDA and Net Debt to Adjusted EBITDA

As at	June 30, 2016	December 31, 2015
Debt	6,132	6,525
Net Debt	2,352	2,420
Net Earnings	775	618
Add (Deduct):		
Finance Costs	491	482
Interest Income	(32)	(28)
Income Tax Expense (Recovery)	(320)	(81)
Depreciation, Depletion and Amortization	2,042	2,114
E&E Impairment	118	138
Unrealized (Gain) Loss on Risk Management	332	195
Foreign Exchange (Gain) Loss, Net	238	1,036
(Gain) Loss on Divestitures of Assets	(2,375)	(2,392)
Other (Income) Loss, Net	2	2
Adjusted EBITDA [1]	1,271	2,084
Debt to Adjusted EBITDA	4.8x	3.1x
Net Debt to Adjusted EBITDA	1.9x	1.2x

[1]   Calculated on a trailing twelve-month basis.

Cenovus will maintain a high level of capital discipline and manage its capital structure to help ensure sufficient liquidity through all stages of the economic cycle. To manage its capital structure, Cenovus may, among other actions, adjust capital and operating spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, draw down on its credit facilities or repay existing debt.

Effective April 22, 2016, the Company extended the maturity date of the $1.0 billion tranche of the committed credit facility from November 30, 2017 to April 30, 2019. As at June 30, 2016, Cenovus had $4.0 billion available on its committed credit facility. In addition, Cenovus has in place a US$5.0 billion base shelf prospectus, the availability of which is dependent on market conditions.

Under the committed credit facility, the Company is required to maintain a debt to capitalization ratio not to exceed 65 percent. The Company is well below this limit.

As at June 30, 2016, Cenovus is in compliance with all of the terms of its debt agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2016

17. FINANCIAL INSTRUMENTS

Cenovus's consolidated financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, risk management assets and liabilities, available for sale financial assets, long-term receivables, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.

The fair values of long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Long-term debt is carried at amortized cost. The estimated fair values of long-term borrowings have been determined based on period-end trading prices of long-term borrowings on the secondary market (Level 2). As at June 30, 2016, the carrying value of Cenovus's long-term debt was $6,132 million and the fair value was $6,024 million (December 31, 2015 carrying value – $6,525 million, fair value – $6,050 million).

Available for sale financial assets comprise private equity investments. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available. The following table provides a reconciliation of changes in the fair value of available for sale financial assets:

	Total
As at December 31, 2015	**42**
Change in Fair Value [1]	**(5)**
As at June 30, 2016	**37**

[1]   Unrealized gains and losses on available for sale financial assets are recorded in other comprehensive income.

B) Fair Value of Risk Management Assets and Liabilities

The Company's risk management assets and liabilities consist of crude oil, condensate, power purchase contracts, and interest rate swaps. Crude oil, condensate and, if entered, natural gas contracts, are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of power purchase contracts are calculated internally based on observable and unobservable inputs such as forward power prices in less active markets (Level 3). The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness. The fair value of interest rate swaps are calculated using external valuation models which incorporate observable market data, including quoted market prices and interest rate yield curves (Level 2).

Summary of Unrealized Risk Management Positions

	June 30, 2016			December 31, 2015		
	Risk Management			Risk Management		
As at	**Asset**	**Liability**	**Net**	Asset	Liability	Net
Commodity Prices						
Crude Oil	**37**	**132**	**(95)**	301	15	286
Power [1]	**-**	**-**	**-**	-	13	(13)
	37	**132**	**(95)**	301	28	273
Interest Rate	**-**	**80**	**(80)**	-	2	(2)
Total Fair Value	**37**	**212**	**(175)**	301	30	271

[1]   The power contracts were effectively terminated on March 7, 2016. Recent litigation between third parties has caused some uncertainty regarding termination of the contracts. Any related liability or asset to Cenovus is not determinable at this time.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2016

The following table presents the Company's fair value hierarchy for risk management assets and liabilities carried at fair value:

As at	June 30, 2016	December 31, 2015
Prices Sourced From Observable Data or Market Corroboration (Level 2)	(175)	284
Prices Determined From Unobservable Inputs (Level 3)	-	(13)
	(175)	271

Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data. Prices determined from unobservable inputs refers to the fair value of contracts valued using data that is both unobservable and significant to the overall fair value measurement.

The following table provides a reconciliation of changes in the fair value of Cenovus's risk management assets and liabilities from January 1 to June 30:

	2016	2015
Fair Value of Contracts, Beginning of Year	271	462
Fair Value of Contracts Realized During the Period [1]	(158)	(197)
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered Into During the Period [2]	(275)	(99)
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	(13)	1
Fair Value of Contracts, End of Period	**(175)**	167

[1] Includes a realized loss of $3 million related to power contracts (2015 – $3 million loss).
[2] Includes an increase of $10 million related to power contracts (2015 – $1 million increase).

C) Earnings Impact of (Gains) Losses From Risk Management Positions

	Three Months Ended		Six Months Ended	
For the periods ended June 30,	2016	2015	2016	2015
Realized (Gain) Loss [1]	7	(46)	(158)	(197)
Unrealized (Gain) Loss [2]	284	151	433	296
(Gain) Loss on Risk Management	**291**	105	**275**	99

[1] Realized gains and losses on risk management are recorded in the operating segment to which the derivative instrument relates.
[2] Unrealized gains and losses on risk management are recorded in the Corporate and Eliminations segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2016

18. RISK MANAGEMENT

The Company is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk. A description of the nature and extent of risks arising from the Company's financial assets and liabilities can be found in the notes to the annual Consolidated Financial Statements as at December 31, 2015. The Company's exposure to these risks has not changed significantly since December 31, 2015. To manage the Company's exposure to interest rate volatility, the Company has entered into interest rate swap contracts related to future debt issuances. As at June 30, 2016, the Company had a notional amount of US$400 million in interest rate swaps.

Net Fair Value of Risk Management Positions

As at June 30, 2016	Notional Volumes	Terms	Average Price	Fair Value
Crude Oil Contracts				
Fixed Price Contracts				
Brent Fixed Price	10,000 bbls/d	January – December 2016	US$66.93/bbl	**39**
Brent Fixed Price	5,000 bbls/d	July – December 2016	$75.46/bbl	**9**
Brent Fixed Price	10,000 bbls/d	July – December 2017	US$53.09/bbl	**(3)**
Brent Fixed Price	10,000 bbls/d	January – June 2018	US$54.06/bbl	**(3)**
WTI Fixed Price	10,000 bbls/d	July – December 2016	US$39.02/bbl	**(26)**
WTI Fixed Price	70,000 bbls/d	January – June 2017	US$46.35/bbl	**(92)**
WCS Differential [1]	31,600 bbls/d	January – December 2016	US$(13.96)/bbl	**3**
Brent Collars	10,000 bbls/d	July – December 2016	US$45.55 – US$56.55/bbl	**-**
WTI Collars	30,000 bbls/d	July – December 2016	US$45.39 – US$55.36/bbl	**1**
WTI Collars	30,000 bbls/d	July – December 2017	US$43.92 – US$53.96/bbl	**(24)**
Other Financial Positions [2]				**(1)**
Crude Oil Fair Value Position				**(97)**
Condensate Purchase Contracts				
Mont Belvieu Fixed Price	3,000 bbls/d	January – December 2016	US$39.20/bbl	**2**
Interest Rate Swaps				**(80)**

(1)   Cenovus entered into fixed-price swaps and futures to protect against widening light/heavy price differentials for heavy crudes.
(2)   Other financial positions are part of ongoing operations to market the Company's production.

Sensitivities – Risk Management Positions

The following table summarizes the sensitivity of the fair value of Cenovus's risk management positions to fluctuations in commodity prices or interest rates, with all other variables held constant. Management believes the price and interest rate fluctuations identified in the table below are a reasonable measure of volatility. The impact of fluctuating commodity prices and interest rates on the Company's open risk management positions could have resulted in unrealized gains (losses) impacting earnings before income tax based on the risk management positions in place as follows:

Risk Management Positions in Place as at June 30, 2016

	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$10 per bbl Applied to Brent and WTI Hedges	**(408)**	**407**
Crude Oil Differential Price	± US$5 per bbl Applied to Differential Hedges Tied to Production	**36**	**(36)**
Condensate Commodity Price	± US$10 per bbl Applied to Condensate Hedges	**12**	**(12)**
Interest Rate Swaps	± 50 Basis Points	**54**	**(64)**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2016

19. COMMITMENTS AND CONTINGENCIES

A) Commitments

Cenovus has entered into various commitments in the normal course of operations primarily related to demand charges on firm transportation agreements. In addition, the Company has commitments related to its risk management program and an obligation to fund its defined benefit pension and other post-employment benefit plans. Additional information related to the Company's commitments can be found in the notes to the annual Consolidated Financial Statements for the year ended December 31, 2015.

During the six months ended June 30, 2016, the Company's transportation commitments decreased approximately $1 billion primarily due to a net decrease in toll estimates. These agreements, some of which are subject to regulatory approval, are for terms up to 20 years subsequent to the date of commencement. As at June 30, 2016, total transportation commitments were $26 billion.

As at June 30, 2016, there were outstanding letters of credit aggregating $246 million issued as security for performance under certain contracts (December 31, 2015 – $64 million).

B) Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes it has made adequate provisions for such legal claims. There are no individually or collectively significant claims.